THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G FILED ON FEBRUARY 14,
    1997 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION


                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934

                    (Amendment No. __) [FN1]

                  Univision Communications Inc.
-----------------------------------------------------------------
                        (Name of Issuer)

                Class A Common Stock ("A Shares")
-----------------------------------------------------------------
                 (Title of Class of Securities)

                            914906102
                    -------------------------
                         (CUSIP Number)

------------------------
[FN1] The remainder of this cover page shall be filled out for a reporting person's initial filing this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on following page(s))



                        Page 1 of 6 pages


CUSIP No. 914906102             13G           Page 2 of 6 pages

 1   NAME OF REPORTING PERSON:  The Davila Family, LLC
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     13-3889635

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)[ ]
                                                         (b)[X]

 3   SEC USE ONLY

 4   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

    NUMBER OF        5   SOLE VOTING POWER

      SHARES             1,786,977 A Shares

   BENEFICIALLY

     OWNED BY        6   SHARED VOTING POWER

       EACH              -0-

    REPORTING        7   SOLE DISPOSITIVE POWER

      PERSON             1,786,977 A Shares

       WITH          8   SHARED DISPOSITIVE POWER
                         -0-

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,786,977 A Shares

10   CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN  ROW  (9)  EXCLUDES
     CERTAIN SHARES* [ ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     13.18% of the A Shares (see response to Item 4)

12   TYPE OF REPORTING PERSON
     OO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
                        Page 2 of 6 pages


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                          SCHEDULE 13G
            Under the Securities Exchange Act of 1934

Item 1(a)           Name of Issuer:
                    --------------
                    Univision Communications Inc.

Item 1(b)           Address of Issuer's Principal Executive
                    Offices:
                    -------
                    1999 Avenue of the Stars
                    Suite 3050
                    Los Angeles, California  90067

Item 2(a)           Name of Person Filing:
                    ---------------------
                    The Davila Family, LLC

Item 2(b)           Address of Principal Business
                    Office:
                    ------
                    c/o Suite 2500
                    One New York Plaza
                    New York, New York  10004

Item 2(c)           Citizenship:
                    -----------
                    United States

Item 2(d)           Title of Class of Securities:
                    ----------------------------
                    A Shares

Item 2(e)           CUSIP Number:
                    ------------
                    914906102

Item 3 If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
                    None of the options apply. This Schedule 13G is being filed pursuant to rule 13d-1(c).

Item 4              Ownership.[FN1]
                    ---------
                    (a)  Amount beneficially owned:
                         See Item 9 on Page 2 of the Cover
                         Page[FN2]

                    (b)  Percent of Class:
                         See Item 11 on Page 2 of the Cover Page

                    (c) Number of shares as to which such person has:
                         (i)   sole power to vote or to direct the
                               vote:
                               See Item 5 on Page 2 of the Cover
                               Page

                         (ii)  shared power to vote or to direct
                               the vote:
                               See Item 6 on Page 2 of the Cover
                               Page

                         (iii) sole power to dispute or to direct
                               the disposition of:
                               See Item 7 on Page 2 of the Cover
                               Page

                         (iv)  shared power to dispute or to
                               direct the disposition of:
                               See Item 8 on Page 2 of the Cover
                               Page

Item 5              Ownership of Five Percent or Less of a Class.
                    --------------------------------------------
                    Not applicable.

[FN1] The filing of this Schedule 13G shall not be construed as an admission that the Reporting Person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than
       Section 13(d) of the Securities Exchange Act of 1934.
       The Davila Family, LLC disclaims that it constitutes part of a "group" with any other Person with respect to shares of Univision Communications Inc. The Davila Family, LLC also disclaims beneficial ownership of shares of Univision Communications Inc. owned by any other Person pursuant to Rule 13d-4.

[FN2] 1,065,007 of the shares of Class A Common Stock owned by The Davila Family, LLC covered by this report are owned through partnerships. In addition, this report includes 721,970 shares of Class A Common Stock issuable upon exercise of Warrants held through two of the partnerships. Such Warrants may be exercised so long as the aggregate shares owned by Grupo Televisa, S.A., Venevision and all non-U.S. aliens do not represent more than 25% of the outstanding stock of Univision Communications Inc., and are not presently exercisable.

Item 6              Ownership of More than Five Percent on Behalf
                    of Another Person:
                    ---------------------------------------------
                    Not applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.
                    --------------------------------------------
                    Not applicable.

Item 8              Identification and Classification of Members
                    of the Group.
                    --------------------------------------------
                    Not applicable.

Item 9              Notice of Dissolution of Group.
                    ------------------------------
                    Not applicable.

Item 10             Certification.
                    -------------
                    Not applicable.


Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 14, 1997

                              By: THE DAVILA FAMILY, LLC

                                  By: JAIME DAVILA 1995
                                      GENERATION-SKIPPING TRUST

                                          /s/ Joseph A. Stern
                                      -----------------------------
                                      By:  Joseph A. Stern
                                      Title:  Trustee